UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT
PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2019

VidAngel, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Item 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our 2018 audited financial statements appearing at the end of our Form 1-K, filed April 30, 2019, and the financial statements and related notes appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Overview

Chapter 11 Bankruptcy

On October 18, 2017, we filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court. Prior to August 28, 2019, we were operating the business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. Pursuant to an agreement reached between VidAngel, and Disney Enterprises, Inc., Lucasfilm Ltd., LLC, Twentieth Century Fox Film Corporation, Warner Bros. Entertainment, Inc., MVL Film Finance LLC, New Line Productions, Inc., and Turner Entertainment Co. (collectively, the Studios, or the Plaintiffs), the Bankruptcy Court issued an order directing the United States Trustee to appoint a chapter 11 trustee in our case. The United States Trustee appointed George B. Hofmann to serve as the chapter 11 trustee, and on August 28, 2019, the Bankruptcy Court entered an order approving the appointment. Henceforth, the chapter 11 trustee will oversee the business under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. More information can be found in the section entitled “Bankruptcy Proceedings” under Item 1, of Part 2, of our Form 1-K filed April 30, 2019.

Copyright Litigation

We continue to defend ourselves in a legal action brought by the Studios. We may also refer to this as the Copyright Litigation. On June 17, 2019, a jury in California found that VidAngel had willfully infringed the Plaintiffs’ copyrights and awarded damages of $75,000 per work for copyright infringement, and $1,250 per work for violating the Digital Millennium Copyright Act, or DMCA. Because the California Court earlier decided the Plaintiffs were permitted to seek damages with respect to 819 titles, the jury verdict totaled $62,488,750. On September 23, 2019, a judgment consistent with the jury’s verdict was entered against us by the California Court. The Studios also plan to seek an award of costs and attorneys’ fees. VidAngel is currently preparing motions seeking a new trial or remittitur (reduction) of the jury award and will initiate an appeal.

On September 5, 2019, the California Court issued a permanent injunction, or PI, in the Copyright Litigation, permanently restraining and enjoining VidAngel, its officers, agents, servants, employees, and attorneys from engaging in activities that violate the rights of the Plaintiffs, their parents, subsidiaries, or affiliates, under the anti-circumvention provision of the DMCA, 17 U.S.C. § 1201(a)(1)(A), or their exclusive rights in copyrighted works under 17 U.S.C. § 106. More information can be found in our Form 1-K filed April 30, 2019, under Item 1, in the section entitled “Legal Proceedings”.

Continuing Operations

In 2017, we developed and released a filtered streaming service designed to work in conjunction with an existing Licensed Streaming Service, or LSS. We refer to this new service as the LSS-Based Service. The LSS-Based Service was released to the public on June 13, 2017, and currently works with the following LSS’s: Netflix, Amazon Prime, Amazon Video, Amazon Channels (Showtime), Amazon Channels (Starz), and Amazon Channels (CBS All-Access). We do not currently offer content on the LSS-Based Service with respect to whose copyrights are owned or exclusively licensed by any of the Plaintiffs (or parent, subsidiary, or affiliate of the Plaintiffs) in the Copyright Litigation. We are continuing to work towards a solution that provides the millions of American families who have used, or would use, VidAngel's filtering service with technology that makes it possible to watch their favorite content with the freedom to remove parts they find distasteful. For a more detailed description of our LSS-Based Service, see “Current Operations” under Item 1, of Part 2, of our Form 1-K filed April 30, 2019.

On January 20, 2017, we filmed our first episode of Dry Bar Comedy. We began filming the fifth season on September 13, 2019. To date, we have filmed over 200 comedians, through 4 seasons, and have cultivated a collection of comedy that can be watched, and loved, by everybody, everywhere. As the popularity of Dry Bar Comedy continues to grow, we are constantly developing new and innovative ways for the audience to engage with the content in the manner that best fits their individual lifestyle and preferences.

VidAngel continues to produce its own streaming content and seek relationships with artists, and other content creators. VidAngel partnered with The Chosen, LLC, or The Chosen, to provide a technology platform and consulting services, to assist it in raising funds using Tier 2 of the recently updated Regulation A of the Securities Act of 1933, or Reg A+. The Chosen, LLC, successfully raised nearly $10M in investor funds to produce, it says, the first multi-season television series about the life of Jesus Christ. The first 4 episodes of season 1 are expected to be released to the general public later this year.

Results of Operations

The following represents our performance highlights:

	For The Period Ended June 30,		Change
	2019	2018	2019 vs. 2018

Revenues
Revenues	$4,927,682	$3,133,357	$1,794,325	57%
Operating Expenses
Cost of Revenues	$1,447,113	$1,181,625	$265,488	22%
Sales and Marketing	926,116	845,244	80,872	10%
General and Administrative	1,028,239	841,457	186,782	22%
Legal	1,491,058	273,528	1,217,530	445%
Research and Development	821,771	813,685	8,086	1%
Total Operating Expenses:	$5,714,297	$3,955,539	$1,758,758	44%

Period ended June 30, 2019, as compared to the period ended June 30, 2018

Revenues for the period ended June 30, 2019 increased by 57% compared to the same period in 2018. This increase was largely due to the performance of VidAngel Studios, the original content side of the business, from its two largest initiatives, Dry Bar Comedy, and The Chosen.

The increase in our cost of revenues was due to higher costs for Season 4 of Dry Bar Comedy, and costs related to early sales testing of episodes of The Chosen. The higher costs for Season 4 of Dry Bar Comedy extend from the decision to film more comedians per night and higher post-production costs related to that decision. While the overall costs per season have increased, the cost per comedian is lower.

The increase in sales and marketing expense is due to the hiring of additional employees to facilitate the increased sales and marketing activities related to the growth of VidAngel Studios.

The increase in the general and administration expense resulted from the addition of additional employees and consultants to help with projects associated with VidAngel Studios.

The increase in legal expense was due to the high cost of defending ourselves in the Copyright Litigation.

Research and development costs have remained relatively flat when compared to prior periods.

Liquidity and Capital Resources

Going Concern

Our financial statements appearing elsewhere in this Form 1-SA, and in our Form 1-K filed April 30, 2019, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. We incurred net losses of $286,354 and $6,722,004 for the years ended December 31, 2018 and 2017, respectively, and incurred a net loss of $780,271 for the period ended June 30, 2019. We used net cash of $338,544 and $7,871,872 for operating activities in the years ended December 31, 2018 and 2017, respectively, and earned net cash of $265,667 for operating activities in the period ended June 30, 2019. The net losses and use of cash for operating activities resulted from, among other things, marketing expenditures related to the acquisition of new customers, research and development of technology for the LSS-Based Service, production of the Dry Bar Comedy series, and legal expenses related to litigation activity.

These conditions raise substantial doubt concerning our ability to continue as a going concern. The financial statements appearing elsewhere in this form 1-SA do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classifications of liabilities that might result from this uncertainty.

Operating and Capital Expenditure Requirements

To date we have funded our operations through private and public offerings of common stock. As of June 30, 2019, we had cash on hand of $1,792,891. We do not have any short or long-term notes payable. We project that our current cash equivalents and future cash generated from operating activities will provide sufficient liquidity to fund operations at our current burn rate for the foreseeable future. These projections are based on our current estimates for subscription sales, advertising revenue, cost structure, cash burn rate, and other operating assumptions.

In addition, we are exploring other alternatives, including additional equity financing, increasing the number of paying subscribers, reducing operating expenses, and expanding other lines of business. At this time, we have no commitments to obtain any additional funds, and there can be no assurance that such funds will be available on acceptable terms or at all. If we are unable to obtain additional funding or maintain our existing cash outflows below that of our existing cash inflows, our financial condition and results of operations may be materially adversely affected, and we may not be able to continue operations.

Trends and Key Factors Affecting Our Performance

The issuance of the permanent injunction in the Copyright Litigation will continue to have, a material impact on our financial position. We are currently prohibited from streaming titles owned by the Plaintiffs (or any parent, subsidiary, or affiliate of the Plaintiffs) in the Copyright Litigation. The titles affected are a significant percentage of the titles offered by the LSS’s we currently integrate with, which ultimately limits the added value we can provide to our customers.

We are currently operating our LSS-Based Service on top of existing services offered by Amazon and Netflix, or the LSSs. Our service is dependent on functionality and data available from these LSSs, without which, it would be difficult for us to provide our customers with the great user experience they have become accustomed to. Also, if the LSSs were to actively block, or attempt to block, our services, or modify their systems to prevent us from verifying the validity of subscriber accounts, the user experience of our customers could suffer. If we are unable to maintain our user experience at an acceptable level or verify the validity of subscriptions to the LSSs, our ability to operate the LSS-Based Service could suffer. If we are unable to operate the LSS-Based Service, this will have a material impact on our financial position.

The Plaintiffs in the Copyright Litigation obtained a jury verdict of $62,488,750. On September 23, 2019, judgment was entered in that amount. The judgment will likely be amended to add an award of costs and attorneys’ fees. VidAngel does not currently have the cash on hand, or commitments to obtain the cash necessary, to satisfy the judgment. If we are unable to satisfy the judgment, obtain approval of a plan to resolve the judgment, or negotiate a settlement with the Plaintiffs, our financial condition and results of operations may be materially adversely affected, and we may not be able to continue operations. In this scenario, it is probable that our stock would become worthless.

Item 2.
Other Information

None

Item 3. Financial Statements

VIDANGEL, INC.

VIDANGEL, INC.

Unaudited Financial Statements
For the Six Months Ended June 30, 2019 and 2018

Notice to Reader

Our auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2019 and 2018. These financial statements and the notes thereto have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America using management’s best judgments, consistent with prior periods, and should be read in conjunction with the audited financial statements for the years ended December 31, 2018 and 2017.

VIDANGEL, INC.

 Balance Sheets

As of June 30, 2019 and December 31, 2018

	June 30, 2019	December 31,
	(Unaudited)	2018
Assets

Current assets:
Cash and cash equivalents	$1,792,981	$1,539,731
Restricted cash	-	954,381
Accounts receivable	142,478	266,436
Note receivable, current	501,688	349,866
Prepaid expenses and other	65,939	133,907

Total current assets	2,503,086	3,244,321

Movie asset	1,206,687	1,206,687
Deposits	-	47,915
Property and equipment, net	64,617	85,590
Certificate of deposit	75,579	75,000
Note receivable, long-term	-	-

Total assets	$3,849,969	$4,659,513

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$935,183	$397,705
Accrued expenses	74,577	758,299
Deferred revenue	3,930,107	3,813,134

Total current liabilities	4,939,867	4,969,138

Commitments and contingencies

Stockholders' equity (deficit):
Common stock, $0.001 par value, 25,000,000 shares
authorized; 21,383,449 and 21,377,191 shares issued
and outstanding, respectively	21,560	21,560
Additional paid-in capital	13,414,186	13,414,186
Accumulated deficit	(14,525,644)	(13,745,371)

Total stockholders' equity (deficit)	(1,089,898)	(309,625)

Total liabilities and stockholders' equity (deficit)	$3,849,969	$4,659,513

See accompanying notes to financial statements.	F-2

VIDANGEL, INC.

 Statements of Operations

For the Six Months Ended June 30, 2019 and 2018

	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)

Revenues, net	$4,927,682	$3,133,357

Operating expenses:
Cost of revenues	1,447,113	1,181,625
General and administrative	1,028,239	845,244
Research and development	821,771	841,457
Selling and marketing	926,117	273,528
Legal	1,491,059	813,685

Total operating expenses	5,714,299	3,955,539

Operating loss	(786,617)	(822,182)

Other income (expense):
Interest income	6,344	9,062
Interest expense	-	-

Total other income, net	6,344	9,062

Loss before income taxes	(780,273)	(813,120)

Provision for income taxes	-	-

Net loss	$(780,273)	$(813,120)

See accompanying notes to financial statements.	F-3

VIDANGEL, INC.

Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2019 (Unaudited) and the Year Ended December 31, 2018

				Additional		Total
		Common Stock		Paid-in	Accumulated	Stockholders'
	Class A Shares	Class B Shares	Amount	Capital	Deficit	Equity (Deficit)

Balance as of January 1, 2018	18,063,856	3,313,335	$21,377	$13,231,869	$(13,459,017)	$(205,771)

Stock options excercised	182,975	-	183	83,179	-	83,362

Stock-based compensation expense	-	-	-	99,138	-	99,138

Net loss	-	-	-	-	(286,354)	(286,354)

Balance as of December 31, 2018	18,246,831	3,313,335	21,560	13,414,186	(13,745,371)	(309,625)

Stock options excercised	-	-	-	-	-	-

Net loss	-	-	-	-	(780,273)	(780,273)

Balance as of June 30, 2019	18,246,831	3,313,335	$21,560	$13,414,186	$(14,525,644)	$(1,089,898)

See accompanying notes to financial statements.	F-4

VIDANGEL, INC.

Statements of Cash Flows

For the Six Months Ended June 30, 2019 and 2018

	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net loss	$(780,273)	$(813,120)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	33,390	54,160
Decrease (increase) in:
Restricted cash	954,381	99,038
Accounts receivable	123,958	(179,660)
Prepaid expenses and other assets	67,968	(14,808)
Movie inventory	-	-
Deposits	47,336	-
Note receivable	(151,822)	-
Increase (decrease) in:
Accounts payable and accrued expenses	(146,244)	(439,991)
Deferred revenue	116,973	(241,098)
Escrow obligation	-	-

Net cash used in operating activities	265,667	(1,535,479)

Cash flows from investing activities:
Purchase of property and equipment	(12,417)	(16,749)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	-	3,059
Exercise of stock options	-	-

Net cash provided by financing activities	-	3,059

Net change in cash and cash equivalents	253,250	(1,549,169)

Cash and cash equivalents at beginning of period	1,539,731	1,920,052

Cash and cash equivalents at end of period	$1,792,981	$370,883

Supplemental disclosure of cash flow information:

Cash paid for interest	$-	$-

See accompanying notes to financial statements.	F-5

VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2019 (Unaudited)

The financial information presented in these unaudited financial statements should be read in conjunction with the entity’s latest annual audited financial statements.

1. Basis of Presentation
The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. It is the opinion of management that the financial statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2019, are not indicative of the results expected for the entire fiscal year.

2. Description of Organization and Summary of Significant Accounting Policies

Organization
VidAngel, Inc. (the “Company”) was incorporated on November 13, 2013, as a Utah limited liability company. On February 7, 2014, the Company converted to a Delaware corporation. The Company has developed, and sells, the most widely used filtering technology available, that gives customers the unprecedented ability to remove objectionable content from motion pictures they watch in their own homes. The Company also produces its own original comedy series for fun and family-friendly laughs.

VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2019 (Unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated life of the customer’s ownership of a disc, estimated life and salvage value of discs, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of June 30, 2019, these cash equivalents consisted of money market accounts.

Movie Inventory
Movie inventory includes DVD and Blu-Ray discs purchased by the Company for resale, not in excess of realizable value. Movie inventory is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful life of five years. Movie inventory is depreciated over the estimated economic useful life to the estimated salvage value. The Company periodically reviews inventories for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items. Management determined that no allowance for obsolete inventory was necessary as of June 30, 2019.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Furniture and fixtures	3 years
Production equipment	1 year
Leasehold improvements	1 year

VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2019 (Unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s assets to be impaired as of June 30, 2019.

Revenue Recognition
The Company offers its customers filtering subscriptions to use its proprietary content filtering technology in conjunction with many of today’s popular streaming services for a fixed rate of $1.99 - $9.99 per month. Customers are charged the full price at the start of the subscription period, which is initially recognized as deferred revenue and recognized as revenue daily as the subscription service is provided. While customers have an active subscription, they are provided access to our patented video streaming technology that permits them to direct their individual viewing experience by choosing to remove certain audio or video segments containing material they consider distasteful, in conjunction with popular video streaming platforms. Access to this technology is available during the entire subscription period and is extinguished at the end of any subscription period during which the customer cancels the subscription.

Additionally, the Company created Dry Bar Comedy, an ongoing stand-up comedy series that the Company films. The Company sells tickets to the live stand-up comedy events. Revenue is recognized at the conclusion of the event.

The Company also receives advertising revenue by publishing its original content on third party websites (such as Facebook, YouTube, and Amazon). The third-party websites pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company’s content. The Company recognizes revenue in the period in which the impressions or actions occur.

Advertising
Advertising costs are expensed as incurred. Advertising expenses totaled $177,726 for the six months ended June 30, 2019.

3. Commitments and Contingencies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business.  The Company has received, and may in the future continue to receive, claims from third parties. Management, after consultation with legal counsel, believes that the outcome of these proceedings may have a material impact on the Company’s financial position, results of operations, or liquidity.

VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2019 (Unaudited)

3. Commitments and Contingencies
Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are deemed probable of recovery.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (“Material Loss”). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.
The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of the date of this report management has determined that an adverse outcome on one or more of the claims is probable, but not estimable, and has not accrued any estimated losses related to these matters. Expectations may change in the future as the litigation and events related thereto unfold. For the six months ended June 30, 2019 the Company incurred $1,491,058 in legal and litigation costs, which are included in legal expenses in the accompanying statements of operations.

On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters.

The Company has determined that an adverse outcome in litigation brought by Disney Enterprises, Inc., Twentieth Century Fox Film Corporation, Warner Bros. Entertainment, Inc., LucasFilm Ltd., LLC., MVL Film Finance, LLC., New Line Production, Inc., and Turner Entertainment Co., or, collectively, the Plaintiffs, is probable. The Plaintiffs have obtained an award of monetary damages, and are seeking costs, and attorneys’ fees related to their claims that the Company violated their exclusive rights under US copyright law.

On June 17, 2019, a jury in California found the Company liable for willful infringement and awarded the Plaintiffs $62,488,750 in statutory damages. A judgment in that amount was entered by the California Court on September 23, 2019. It is expected that the judgment will be amended to include an award of costs and attorneys’ fees. The Company is preparing motions seeking a new trial or remittitur of the jury award and will initiate an appeal.

At this time, the Company does not believe that the amount of the loss is reasonably estimable as required under ASC 450-20-5, and therefore has not accrued any losses related to the litigation.

Item 4.
Exhibits

All item 4 Exhibits to this Semiannual Report are incorporated herein by reference in EDGAR to the Part II Item 8 Exhibit List of our Form 1-K filed on April 30, 2019.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on September 30, 2019.

VidAngel, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	September 30, 2019
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Chief Financial Officer	September 30, 2019
Patrick Reilly	(Principal Financial and Accounting Officer)

/s/ Dalton Wright	Director	September 30, 2019
Dalton Wright

/s/ Paul Ahlstrom	Director	September 30, 2019
Paul Ahlstrom